UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

Conseco, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

208464883

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 208464883	13D

1	NAME OF REPORTING PERSON Paulson & Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 208464883	13D

1	NAME OF REPORTING PERSON Paulson Advantage Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,235,863
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,235,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,235,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 208464883	13D

1	NAME OF REPORTING PERSON Paulson Advantage Plus Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,994,010
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,994,010
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,994,010
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 208464883	13D

1	NAME OF REPORTING PERSON Paulson Advantage Select Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,127
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 208464883	13D

1	NAME OF REPORTING PERSON Paulson Recovery Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,700,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 208464883	13D

1	NAME OF REPORTING PERSON John Paulson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

This Schedule 13D reflects the shares of Common Stock (as defined below) held by the Reporting Persons (as defined below) as of November 23, 2009.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Conseco, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032.

Item 2. Identity and Background.

(a)	NAME

The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

•	Paulson & Co. Inc. (“Paulson & Co.”);
•	Paulson Advantage Master Ltd. (“Advantage Master”);
•	Paulson Advantage Plus Master Ltd. (“Advantage Plus Master”);
•	Paulson Advantage Select Master Fund Ltd. (“Select Master”);
•	Paulson Recovery Master Fund Ltd. (“Recovery Master”); and
•	John Paulson
(b)	RESIDENCE OR BUSINESS ADDRESS

Paulson & Co. and John Paulson each have a business address at 1251 Avenue of the Americas, 50th Floor, New York, New York 10020.

Advantage Master, Advantage Plus Master, Select Master and Recovery Master each have a business address at c/o BNY Alternative Investment Services Ltd., 18 Church Street, Skandia House, Hamilton, HM11, Bermuda.

(c)        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Paulson & Co., an investment advisor that is registered under the Investment Advisors Act of 1940, furnishes investment advice to and manages onshore and offshore investment funds and separately managed accounts, including each of Advantage Master, Advantage Plus Master, Select Master and Recovery Master.

The principal business of each of Advantage Master, Advantage Plus Master, Select Master and Recovery Master is that of a private investment fund engaged in the purchase and sale of securities for its own account.

John Paulson’s primary business is serving as the President and sole Director of Paulson & Co.

Information regarding the directors, executive officers and/or control persons of the Reporting Persons (collectively, the “Instruction C Persons”) is set forth in Exhibit 4 attached hereto.

(d), (e)	CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons or Instruction C Personshas (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	CITIZENSHIP

Paulson & Co. is a Delaware corporation.

Each of Advantage Master, Advantage Plus Master, Select Master and Recovery Master is a Cayman Islands exempted company.

John Paulson is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The consideration for the purchase of the shares of Common Stock reported as beneficially owned by the Reporting Persons herein, including the 3,600,000 shares of Common Stock previously acquired by Recovery Master in the ordinary course of business, was derived from available capital of the investment funds managed by Paulson. A total of $92,758,718 was paid to acquire such shares and the Warrants (as described in Item 4).

Item 4. Purpose of Transaction.

On November 13, 2009, the Reporting Persons acquired 16,400,000 shares of Common Stock (the “Shares”) and warrants to purchase, upon exercise, an aggregate of 5,000,000 shares of Common Stock at an exercise price of $6.50 per share, subject to adjustment for certain events (the “Warrants,” and together with the Shares, the “Securities”), pursuant to the terms of a Stock and Warrant Purchase Agreement entered into as of October 13, 2009

(the “Purchase Agreement”), by and between the Issuer and Paulson & Co. on behalf of the Reporting Persons (the “Purchaser”). Prior to June 30, 2013, the Warrants will not be exercisable, except under limited circumstances beyond the control of the Reporting Persons, and, therefore, the shares of Common Stock underlying such Warrants are not currently deemed to be beneficially owned by the Reporting Persons for purposes of this Schedule 13D. Commencing on June 30, 2013, the Warrants will be exercisable for shares of Common Stock at the option of the Reporting Persons, subject to certain exceptions.

The description of the Purchase Agreement in this report is a summary only and is qualified in its entirety by the terms of the Purchase Agreement, which is attached hereto as Exhibit 5 and is incorporated by reference herein.

Subject to the terms of the Purchase Agreement, the Investor Rights Agreement (as defined in Item 6) and the Lock-Up Agreement (as defined in Item 6), the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate any purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Subject to the terms of the Purchase Agreement, the Investor Rights Agreement and the Lock-Up Agreement, the Reporting Persons may communicate with the Issuer’s management and/or board of directors or with other stockholders to discuss any purposes, plans or proposals.

The information set forth in Item 6 is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a-b) Collectively, the Reporting Persons beneficially own 20,000,000 shares of Common Stock representing 9.9% of the outstanding shares of Common Stock.

I. Paulson & Co.

(a) Amount beneficially owned: 20,000,000

(b) Percent of Class: 9.9%

(c) Number of shares of Common Stock as to which Paulson & Co. has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 20,000,000 (See Note 1 below)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 20,000,000 (See Note 1 below)

II. Advantage Master

(a) Amount beneficially owned: 3,235,863

(b) Percent of class: 1.6%

(c) Number of shares of Common Stock as to which Advantage Master has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 3,235,863 (See Note 1 below)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 3,235,863 (See Note 1 below)

III. Advantage Plus Master

(a) Amount beneficially owned: 6,994,010

(b) Percent of class: 3.5%

(c) Number of shares of Common Stock as to which Advantage Plus Master has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 6,994,010 (See Note 1 below)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 6,994,010 (See Note 1 below)

IV. Select Master

(a) Amount beneficially owned: 70,127

(b) Percent of class: Less than 0.1%

(c) Number of shares of Common Stock as to which Select Master has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 70,127 (See Note 1 below)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 70,127 (See Note 1 below)

V. Recovery Master

(a) Amount beneficially owned: 9,700,000

(b) Percent of class: Less than 4.8%

(c) Number of shares of Common Stock as to which Recovery Master has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 9,700,000 (See Note 1 below)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 9,700,000 (See Note 1 below)

VI. John Paulson

(a) Amount beneficially owned: 20,000,000

(b) Percent of Class: 9.9%

(c) Number of shares of Common Stock as to which John Paulson has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 20,000,000 (See Note 1 below)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 20,000,000 (See Note 1 below)

Note 1: Each of Advantage Master, Advantage Plus Master, Select Master and Recovery Master may be deemed to have with Paulson & Co. and John Paulson shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.

(c) A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached as Exhibit 1.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Forward Purchase Agreements

On October 14, 2009, each of Paulson Credit Opportunities Master Ltd. (“Opportunities Master”) and Recovery Master entered into a Forward Purchase Agreement (together, the “Forward Purchase Agreements”) with Morgan Stanley & Co. Incorporated (“Morgan Stanley”). Under the terms of the Forward Purchase Agreements, Opportunities Master and Recovery Master each agreed to purchase from Morgan Stanley up to $100,000,000 aggregate principal amount of the 7.0% Convertible Senior Notes due 2016 of the Issuer (the “Convertible Notes”). Opportunities Master and Recovery Master will purchase the Convertible Notes from Morgan Stanley in multiple closings pursuant to the terms of the Forward Purchase Agreement.

The description of the Forward Purchase Agreements in this report is a summary only and is qualified in its entirety by the terms of the Forward Purchase Agreements, which are attached hereto as Exhibits 6 and 7 and are incorporated by reference herein.

The Convertible Notes will not be convertible prior to June 30, 2013, except under limited circumstances beyond the control of Opportunities Master and Recovery Master, and, therefore, the shares of Common Stock underlying such Convertible Notes are not deemed to be beneficially owned by the Reporting Persons for purposes of this Schedule 13D. Commencing on June 30, 2013, the Convertible Notes will be convertible into shares of Common Stock at the option of the holder at any time, subject to certain exceptions, based on an initial conversion rate of 182.1494 shares of Common Stock per $1,000 principal amount of Convertible Notes, subject to certain adjustments, which is the equivalent to an initial conversion price of approximately $5.49 per share of Common Stock.

Investor Rights Agreement

In connection with the transactions contemplated by the Purchase Agreement, the Reporting Persons entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with the Issuer on November 13, 2009. The Investor Rights Agreement contains, among other things, provisions regarding: (i) certain restrictions on transfers of shares of Common Stock by the Reporting Persons, (ii) the registration under the Securities Act of 1933, as amended, of the Common Stock and Warrants issued to the Reporting Persons pursuant to the Purchase Agreement and other securities of the Issuer owned by the Reporting Persons, (iii) pre-emptive rights granted to the Reporting Persons, (iv) the Reporting Persons’ agreement to forebear from taking certain actions with respect to the acquisition of additional shares of Common Stock of the Issuer and the Issuer’s ownership and management and (v) certain limitations on the Reporting Persons’ ability to vote the shares of Common Stock owned by them.

The description of the Investor Rights Agreement in this report is a summary only and is qualified in its entirety by the terms of the Investor Rights Agreement, which is attached hereto as Exhibit 8 and is incorporated by reference herein.

Lock-Up Agreement

The Reporting Persons entered into a letter agreement with Morgan Stanley on October 14, 2009 (the “Lock-Up Agreement”) that restricts the Reporting Persons’ ability to dispose of shares of Common Stock of the Issuer.

The description of the Lock-Up Agreement in this report is a summary only and is qualified in its entirety by the terms of the Lock-Up Agreement, which is attached hereto as Exhibit 9 and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1:	List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days
Exhibit 2:	Joint Filing Agreement
Exhibit 3:	Power of Attorney
Exhibit 4:	Instruction C Person Information
Exhibit 5:

Stock and Warrant Purchase Agreement made as of October 13, 2009, by and between Conseco, Inc., a Delaware corporation, and Paulson & Co. Inc., a Delaware corporation, on behalf of the several investment funds and accounts managed by it

Exhibit 6:	Forward Purchase Agreement dated as of October 14, 2009 between Paulson Credit Opportunities Master Ltd. and Morgan Stanley & Co. Incorporated
Exhibit 7:	Forward Purchase Agreement dated as of October 14, 2009 between Paulson Recovery Master Fund Ltd. and Morgan Stanley & Co. Incorporated
Exhibit 8:

Investor Rights Agreement entered into as of November 13, 2009, by and among Conseco, Inc., a Delaware corporation, and Paulson & Co. Inc., a Delaware corporation, on behalf of the several investment funds and accounts managed by it

Exhibit 9:	Letter Agreement dated October 14, 2009 between Morgan Stanley & Co. Incorporated and Paulson & Co. Inc., on behalf of the several investment funds and accounts managed by it

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 23, 2009

PAULSON & CO. INC.

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE MASTER LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE PLUS MASTER LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE SELECT MASTER FUND LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON RECOVERY MASTER FUND LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

/s/ Stuart L. Merzer
Stuart L. Merzer, as
Attorney-in-Fact For John Paulson